SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Marqeta, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

57142B104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 11

CUSIP # 57142B104	Page 2 of 12

1	NAME OF REPORTING PERSONS Granite Ventures II, L.P. (“GV II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

53,827,878 shares of Class B Common Stock (“shares”) (1), except that Granite Management II, LLC (“GM II”), the general partner of GV II, may be deemed to have sole power to direct the voting of these shares; each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

53,827,878 shares (1), except that GM II may be deemed to have sole power to direct the disposition of these shares; each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,827,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8% (2)
12	TYPE OF REPORTING PERSON PN

1.	Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
2.

The percentage ownership is based on 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 57142B104	Page 3 of 12

1	NAME OF REPORTING PERSONS Granite Ventures Entrepreneurs Fund II, L.P. (“GV EF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

433,818 shares (1), except that GM II, the general partner of GV EF II, may be deemed to have sole power to direct the voting of these shares; each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

433,818 shares (1), except that GM II may be deemed to have sole power to direct the disposition of these shares; each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,818
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.19% (2)
12	TYPE OF REPORTING PERSON PN

1.	Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
2.

The percentage ownership is based on 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 57142B104	Page 4 of 12

1	NAME OF REPORTING PERSONS Granite Management II, LLC (“GM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

  SOLE VOTING POWER

54,261,696 shares (1), 53,827,878 of which are directly owned by GV II and 433,818 of which are directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

  SOLE DISPOSITIVE POWER

54,261,696 shares (1), 53,827,878 of which are directly owned by GV II and 433,818 of which are directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,261,696
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.99% (2)
12	TYPE OF REPORTING PERSON OO

1.	Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
2.

The percentage ownership is based on 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 57142B104	Page 5 of 12

1	NAME OF REPORTING PERSONS Christopher McKay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

54,382,234, which includes (i) 53,827,878 shares (1) directly owned by GV II and 433,818 shares (1) directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares, and (ii) 120,538 shares of Class A Common Stock held by Christopher McKay and Sarah McKay as trustees of the McKay Family Trust, dated August 12, 2020.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

54,382,234, which includes (i) 53,827,878 shares (1) directly owned by GV II and 433,818 shares (1) directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares, and (ii) 120,538 shares of Class A Common Stock held by Christopher McKay and Sarah McKay as trustees of the McKay Family Trust, dated August 12, 2020.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,382,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.96% (2)
12	TYPE OF REPORTING PERSON IN

1.	Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
2.

The percentage ownership is based on 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 57142B104	Page 6 of 12

1	NAME OF REPORTING PERSONS Standish O’Grady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

54,261,696 shares (1), 53,827,878 of which are directly owned by GV II and 433,818 of which are directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

54,261,696 shares (1), 53,827,878 of which are directly owned by GV II and 433,818 of which are directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared to direct the disposition of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,382,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.99% (2)
12	TYPE OF REPORTING PERSON IN

1.	Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
2.

The percentage ownership is based on 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 57142B104	Page 7 of 12

1	NAME OF REPORTING PERSONS Jacqueline Berterretche
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

54,261,696 shares (1), 53,827,878 of which are directly owned by GV II and 433,818 of which are directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the voting of these shares.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

54,261,696 shares (1), 53,827,878 of which are directly owned by GV II and 433,818 of which are directly owned by GV EF II, except that each of Standish O’Grady, Jacqueline Berterretche and Christopher McKay is a managing director of GM II and as such Mr. O’Grady, Ms. Berterretche and Mr. McKay may be deemed to have shared power to direct the disposition of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,382,234
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.99% (2)
12	TYPE OF REPORTING PERSON IN

1.	Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
2.

The percentage ownership is based on 232,493,282 shares of Class A Common Stock outstanding as of November 5, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 57142B104	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER

Marqeta, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

180 Grand Avenue, 6th Floor

Oakland, CA 94612

ITEM 2(A). NAME OF PERSONS FILING

This Schedule is jointly filed by:

Granite Management II, LLC

Granite Ventures Entrepreneurs Fund II, L.P.

Granite Ventures II, L.P.

Standish O’Grady

Jacqueline Berterretche

Christopher McKay

The foregoing entities and persons are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

300 Montgomery Street, Suite 421

San Francisco, CA 94104

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Common Stock, par value $0.0001

ITEM 2(E)	CUSIP NUMBER

57142B104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

CUSIP # 57142B104	Page 9 of 12

(a)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP # 57142B104	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

GRANITE MANAGEMENT II, LLC
By Granite Ventures, LLC
Its Managing Member

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title:	Member

GRANITE VENTURES II, L.P.
By Granite Management II, LLC
Its General Partner

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title:	Member

GRANITE VENTURES ENTREPRENEURS FUND II, L.P.
By Granite Management II, LLC
Its General Partner

By	/s/ Jacqueline Berterretche
Printed Name: Jacqueline Berterretche
Title:	Member

By	/s/ Jacqueline Berterretche
Jacqueline Berterretche

By	/s/ Christopher McKay
Christopher McKay

By	/s/ Standish O’Grady
Standish O’Grady

CUSIP # 57142B104	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12